CrowdCheck Law LLP
700 12 Street, Suite 700
Washington DC 20005

David Lin

Eric Envall

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

August 5, 2021

Re:	StartEngine Crowdfunding, Inc.

Amendment No. 1 to Offering Statement on Form 1-A

Filed July 12, 2021
File No. 024-11487

Dear Mr. Lin and Mr. Envall:

We acknowledge receipt of comments in your letter of August 5, 2021 regarding the Offering Statement on Form 1-A of StartEngine Crowdfunding, Inc.(the “company”). We appreciate your thoughtful attention to the Company’s Offering Statement. We have set out our responses to the Staff’s comments below.

Amendment No. 1 to Form 1-A

Voting control is in the hands of a few large stockholders, page 13

1. We note your revised disclosure in response to comment 1. Please further revise to address the following:

•	Reconcile your revised disclosure that your "CEO and Chairman currently hold approximately 27% of [your] voting shares in aggregate" (emphasis added) with the percentages disclosed in the security ownership table on page 36. For example, the table appears to indicate that Howard Marks, your CEO, alone owns 30.32% of your outstanding common stock.
•	Noting your disclosure that "two other shareholders own approximately 27%," please further revise to identify such shareholders and disclose whether they are insiders or affiliates. Also please clarify whether this percentage figure represents their aggregate ownership.

The company has updated the risk factor on page 13 to clarify that “voting shares” in aggregate includes both shares of Common Stock and Preferred Stock and to provide additional disclosure on the two other shareholders.

Exhibits

2. We note that in the legality opinion filed as Exhibit 12, counsel has opined that the shares “will be” validly issued, fully paid, and non-assessable. With respect to shares being offered by the selling shareholders, counsel should opine that the shares “have been” validly issued, fully paid, and non- assessable. Please provide a revised opinion or tell us why counsel is unable to provide this opinion with respect to the resales.

The legality opinion has been updated as requested for the shares held that are currently Common Stock.

If you have additional comments or questions, please feel free to contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

CrowdCheck Law LLP

cc:	Michelle Miller, Securities and Exchange Commission

Sharon Blume, Securities and Exchange Commission

Howard Marks, CEO, StartEngine Crowdfunding, Inc.

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